UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2004

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.          Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 19, 2004	ALIMENTATION COUCHE-TARD INC. By: /s/ Sylvain Aubry Sylvain Aubry Corporate Secretary

QUARTERLY REPORT

For the 24-week period
ended October 10, 2004

2

Alimentation Couche-Tard Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis relates to the financial condition and results of operations (MD&A) of Alimentation Couche-Tard Inc. (Couche-Tard) together with its wholly owned subsidiaries, including The Circle K Corporation (Circle K). Couche-Tard consolidated Circle K as of December 18, 2003, following completion of the acquisition of all of the outstanding shares of Circle K. Accordingly, Couche-Tard’s results of operations for the 24-week period ended October 10, 2004 include the results of operations of Circle K and the results of operations for the same period in the previous year exclude the results of operations of Circle K. “We”, “our” and “us” refer collectively to Couche-Tard and its subsidiaries, including Circle K.

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles. You should read the following discussion in conjunction with the interim consolidated financial statements and related notes for the 24-week period ended October 10, 2004 included in said interim report and with our 2004 Annual Report. Additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com.

The interim consolidated financial statements for the 24-week period ended October 10, 2004 have not been audited nor reviewed by the Company’s auditors.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe,” “intend,” “expect,” “estimate” and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at November 16, 2004 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

We disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Such risks and uncertainties include the risks set forth under “Business Risks” in our 2004 Annual Report and other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Overview

We are the leader in the Canadian convenience store industry. In North America, we are the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. We currently operate a network of 4,816 convenience stores, 3,008 of which include motor fuel dispensing, located in three large geographic markets in Eastern, Central and Western Canada, as well as 23 American states. During the first half of this year, we have opened 16 new stores and closed or sold 81 stores, which is consistent with our plan to dispose of approximately 100 low performing stores during the year ended April 24, 2005.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers’ demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin food service category, and continued investment in store modernization and technology.

The convenience store industry is fragmented, with the top 10 operators representing only approximately 24% of the estimated total 130,700 stores in the United States. Industry consolidation by highly leveraged operators in the 1990‘s, combined with competition and fluctuations in motor fuel prices, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

We announced record results for the first half ended October 10, 2004. This performance reflected primarily Circle K’s major contribution for the full 24-week period, the progress of its integration which yielded solid synergies, and, as previously reported, the strong motor fuel gross margin in the United States in our first quarter ended July 18, 2004 which was at 16.24¢US per gallon.

The Circle K integration plan is on track and everything indicates that the forecast synergies will be realized faster than expected. The four separate operating regions that had been set up shortly after the acquisition continue to successfully function as independent business units similar to our other business units. With respect to the installation of the new point of sales systems (POS) with scanning, we have delayed the rollout to the beginning of 2005 to ensure that the new systems will meet all of our operations requirements. We expect to complete our rollout by the end of 2005. Regarding our efforts on synergies, we have achieved approximately US$31.4 million in synergies during the first half of our fiscal year 2005, of which approximately US$7.1 million were improvements in purchasing and US$24.3 million (77% of the total) was related to reductions in selling, general and administrative costs. Total synergies achieved since the acquisition of Circle K amounted to US$41.4 million of which US$7.9 million (19% of the total) related to improvements in purchasing and US$33.5 million (81% of the total) represented reductions in selling, general and administrative costs.

With the integration of Circle K, we are faced with more volatile motor fuel gross margins in some of our U.S. markets. During our first quarter, our motor fuel gross margins were at 16.24¢US per gallon and during our second quarter the motor fuel gross margins were at 12.44¢US per gallon. However, over the period of a year, these margins tend to average out to the historical average. For example, for the twelve months ended October 10, 2004 and October 12, 2003 the motor fuel gross margins (including Circle K’s historical results for motor fuel) amounted to 13.25¢US per gallon and 15.04¢US per gallon respectively. We expect motor fuel margins to continue to fluctuate over the balance of the year, particularly considering the instability of crude oil prices on the world market.

As of October 10, 2004, Alimentation Couche-Tard Inc. had 28,439,346 Class A multiple voting shares and 72,382,104 Class B subordinate voting shares issued and outstanding.

Income Statement Categories

Merchandise and Service Sales. In-store merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service sales include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, calling card commissions and sales of postage stamps and bus tickets. Merchandise and service sales also include franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchisees and affiliates.

Motor Fuel Sales. Couche-Tard includes in its sales the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to approximately 99 independent store operators at cost plus a mark up. Couche-Tard records the full value of these sales (cost plus the mark up) as motor fuel sales. Where Couche-Tard acts as a selling agent for a petroleum distributor, only the commission earned by Couche-Tard is recorded as sales. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel sales, except for commission locations, where the gross profit is equal to the recorded commission from the sale.

Gross Profit. Gross profit consists primarily of sales less the related cost of the inventories. For in-store merchandise, the cost of inventory is determined using the retail method (retail price less normal margin), and for motor fuel, it is determined using the average cost method.

Operating, Selling, Administrative and General Expenses. The primary components of operating expenses are wages and salaries, commissions to dealers, occupancy costs, corporate support costs and head office operations.

Key performance indicators used by management, which can be found under “Results of Operations-Other Operating Data”, are merchandise and service gross margin, growth of average merchandise sales per store, motor fuel gross margin and growth of average motor fuel volume per store.

Exchange Rate Data

Our U.S. subsidiaries’ assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Sales and expenses are translated at the average rate in effect during the year. The following table sets forth information about exchange rates based upon the Bank of Canada closing rates set forth as Canadian dollars per US$1.00.

	12-week periods ended		24-week periods ended

	Oct. 10, 2004	Oct. 12, 2003	Oct. 10, 2004	Oct. 12, 2003

Average for period (1)	1.2998	1.3755	1.3291	1.3735
Period end	1.2521	1.3205	1.2521	1.3205

(1)	Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

The following table highlights certain information regarding our operations for the 12-week periods ended October 10, 2004 and October 12, 2003 and for the 24-week periods ended October 10, 2004 and October 12, 2003.

(in millions of Canadian dollars)

	12-week periods ended		24-week periods ended

	Oct. 10, 2004	Oct. 12, 2003	Oct. 10, 2004	Oct. 12, 2003

Statement of Operations Data:
Merchandise and service sales (1):
Canada	387.8	369.2	779.1	745.3
United States	781.6	162.5	1,617.9	316.2

Total merchandise and service sales	1,169.4	531.7	2,397.0	1,061.5

Motor fuel sales
Canada	202.8	163.7	401.2	311.2
United States	1,020.9	242.1	2,086.0	445.7

Total motor fuel sales	1,223.7	405.8	2,487.2	756.9

Total sales	2,393.1	937.5	4,884.2	1,818.4

Merchandise and service gross profit (1):
Canada	131.0	121.9	262.3	243.4
United States	258.4	53.4	530.1	105.2

Total merchandise and service gross profit	389.4	175.3	792.4	348.6

Motor fuel gross profit:
Canada	15.8	16.1	32.7	30.2
United States	67.2	19.3	155.4	33.6

Total motor fuel gross profit	83.0	35.4	188.1	63.8

Total gross profit	472.4	210.7	980.5	412.4

Operating, selling, administrative and
general expenses	361.5	156.8	736.0	309.9
Depreciation and amortization of fixed
and other assets	23.9	12.1	46.6	23.6

Operating income	87.0	41.8	197.9	78.9
Financial expenses	8.6	3.1	17.3	6.7

Earnings before income taxes	78.4	38.7	180.6	72.2
Income taxes	27.4	12.1	63.2	22.7

Net earnings	51.0	26.6	117.4	49.5

(in millions of Canadian dollars)

	12-week periods ended				24-week periods ended

	Oct. 10, 2004		Oct. 12, 2003		Oct. 10, 2004		Oct. 12, 2003

Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.3%		33.0%		33.1%		32.8%
Canada	33.8%		33.0%		33.7%		32.7%
United States	33.1%		32.9%		32.8%		33.3%

Growth of average merchandise
sales per store (2):
Canada	2.9%		2.3%		2.1%		3.7%
United States – excluding the Circle K
acquisition	11.0%		0.8%		10.0%		0.9%

Motor fuel gross margin:
Canada (cents per litre)	4.	63	5.	12	4.	91	4.	83
United States (U.S. cents per gallon) (3)	12.	44	12.	81	14.	30	11.	78

Volume of motor fuel sold (4):
Canada (millions of litres)	339.7		315.6		665.1		625.0
United States (millions of gallons)	426.1		119.0		837.9		227.9

Growth of average motor fuel volume per store:
Canada	7.0%		7.0%		5.7%		6.2%
United States – excluding the Circle K
acquisition	11.0%		6.8%		8.7%		4.0%

(1)	Includes other sales derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)	Does not include services and other sales (as described in footnote 1) and is based on the average number of stores open during each four-week period of the fiscal period. (Growth in the United States is calculated based on US dollars).

(3)	For company-operated stores only.

(4)	Includes volumes of franchisees and dealers.

12-Week Period Ended October 10, 2004 Compared to the 12-Week Period Ended October 12, 2003

During the 12-week period ended October 10, 2004, Couche-Tard opened 4 new stores and 7 quick service restaurants, and reconfigured 10 stores with its Store 2000 Concept.

During the second quarter of this year, certain areas of the Company’s business in Florida experienced damages and losses resulting from 4 hurricanes. Losses, including damages relating to fixed assets and inventory spoilage are estimated to result in net claims in the amount of US$17.5 million in the aggregate. It is estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$5.0 million.

We expect to spend approximately US$16.0 million to restore buildings and equipment, including approximately US$4.2 million to restore buildings on leased properties. Amounts expended on properties owned by the Company and on equipment amounting to approximately US$11.8 million will be recorded in fixed assets as incurred. Overall the Company expects to record a net gain representing the difference between the insurance settlements with the Company’s insurers and the carrying value of the owned and leased assets. No amount of the expected net gain will be recorded until the insurance claims have been settled and the proceeds have been received.

We estimate that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$2.0 million for the second quarter and we estimate that there will be a pre-tax negative impact of US$1.5 million on our third quarter results.

We estimate that, ultimately, there will be no negative impact on our overall results on a cumulative basis.

At the beginning of this fiscal year, the Company adopted an accounting policy change relating to accounting for asset retirement obligations and applied this change on a retroactive basis with pre-tax expense accounting to $0.8 million in the second quarter this year and minimal impact in the same period last year.

For the second quarter, the 12-week period ended October 10, 2004, Couche-Tard achieved sales of $2.39 billion, up from $937.5 million for the same quarter a year earlier, an increase of 155.3% or $1.46 billion, including $1.34 billion from Circle K. The Company generated 75.3% of its sales in the United States, compared with 43.2% in the second quarter last year.

•	In the United States, sales totalled $1.80 billion, up by $1.40 billion which is mainly due to sales from Circle K as well as the contribution of the 43 Clark stores acquired in September 2003, and the internal growth of the American network. It should be noted that the average exchange rate was $1.2998 Canadian to US$1.00 during the second quarter this year compared to $1.3755 last year. This has moderated the sales increase year over year. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 11.0% compared with 0.8% in the second quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 11.0% over the corresponding quarter a year earlier. The growth in average merchandise sales per store reflects our efforts to increase sales and gross margins through price optimization, and changing product mix and the impact from investment in our Store 2000 Concept conversions. The average motor fuel volume per store increase reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands and the impact from investment in our Store 2000 Concept conversions.

•	In Canada, sales amounted to $590.6 million, an increase of 10.8% or $57.7 million of which $18.6 million was generated from merchandise and service sales, particularly in the high margin categories including food services. Growth of average merchandise sales per store was 2.9% compared with 2.3% in the same period last year. Growth of average motor fuel volume per store was 7.0% over the second quarter of the previous fiscal year.

Gross profit was $472.4 million, an increase of 124.2% or $261.7 million over the same quarter a year earlier. This increase is mainly due to higher sales, particularly relating to Circle K.

•	Consolidated merchandise and service gross margin was 33.3%, marginally up from 33.0% in the same period last year. The gross margin in Canada at 33.8% was up from 33.0% in the second quarter of the previous year reflecting continued improvements in purchasing arrangements and emphasis on changes in product mix to focus on higher margin items. The gross margin in the U.S. operations was 33.1%, up slightly from 32.9% in the second quarter last year. This increase reflects our efforts of price optimization and emphasis on changing our product mix to higher margin categories.

•	Motor fuel gross margin stood at 4.63¢ per litre in Canada, down from 5.12¢ per litre in the same quarter of the previous year. In the U.S. operations, the motor fuel gross margin was 12.44¢US per gallon, compared with 12.81¢US per gallon for the corresponding period of the previous year. (Including Circle K, the motor fuel gross margin in the U.S. for the second quarter last year would have been 16.81¢US per gallon).

Operating, selling, administrative and general expenses were up by $204.7 million or 130.5% over the second quarter of the previous year. This increase is primarily attributable to the increase of the Company’s store network, notably following the Circle K acquisition.

Depreciation and amortization of fixed and other assets increased by 97.5% to $23.9 million. This increase is mainly due to the Circle K acquisition, the Clark stores and store renovations.

Operating income (earnings before financial expenses and income taxes) more than doubled to $87.0 million during the quarter, up 108.1%, an increase of $45.2 million over the same period in the prior year.

Financial expenses totalled $8.6 million, up by $5.5 million over the second quarter of the previous year, due to the higher borrowings to finance the Circle K acquisition. Financial expenses were reduced by a $2.4 million favourable benefit from the interest rate swaps entered into in March 2004 (See “Liquidity and Capital Resources”).

Income taxes increased by $15.3 million to $27.4 million. This increase is due primarily to the increase in pre-tax earnings and a greater portion of pre-tax income coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $51.0 million or $0.51 per share ($0.49 on a diluted basis), compared with $26.6 million or $0.31 per share ($0.30 on a diluted basis) in the second quarter last year.

24-Week Period Ended October 10, 2004 Compared to the 24-Week Period Ended October 12, 2003.

During the 24-week period ended October 10, 2004, Couche-Tard opened 16 new stores and 12 quick service restaurants, and reconfigured 46 stores with its Store 2000 Concept.

For the 24-week period ended October 10, 2004, Couche-Tard achieved sales of $4.88 billion, up from $1.82 billion for the same period in the prior year, an increase of 168.6% or $3.06 billion, including $2.75 billion from Circle K. The Company generated 75.8% of its sales in the United States, compared with 41.9% in the first 24 weeks of the prior year.

•	In the United States, sales amounted to $3.70 billion, up by $2.94 billion reflecting the $2.75 billion in sales from Circle K as well as the 43 Clark Stores acquired in September 2003 and the internal growth in the American network. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 10.0% compared with the first half of last year while growth in average motor fuel volume per store (excluding Circle K) was 8.7% over the corresponding period a year earlier. The growth in average merchandise sales per store reflects the efforts to increase sales and gross margins through price optimization, and changing product mix and the impact from investment in our Store 2000 Concept conversions. The average motor fuel volume per store increase reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands and the impact from investment in our Store 2000 Concept conversions.

•	In Canada, sales amounted to $1.18 billion an increase of 11.7% or $123.8 million of which $33.8 million or 27.3% was generated from merchandise and service sales and in particular in the higher margin categories including food services. Growth of average merchandise sales per store was 2.1% compared with the same period last year. Growth in average motor fuel volume per store was 5.7% over the same period of the previous fiscal year.

Gross profit was $980.5 million, an increase of 137.8% or $568.1 million over the same period last year, mainly due to the higher sales, particularly sales from the Circle K store network and higher motor fuel gross margins.

•	Consolidated merchandise and service gross margin was 33.1%, up from 32.8% in the same period last year. The gross margin in Canada was 33.7%, up from 32.7% in the same period last year reflecting the impact of improvements in purchasing terms and changes in product mix with a focus on higher margin items. The gross margin in our U.S. operations was 32.8%, 0.5% lower than for the same period last year reflecting the lower gross margins in the Circle K and Clark stores. More recently, there has been a gradual improvement in the gross margin through price optimization and change to the product mix emphasizing higher margin items, as reflected in our results for the second quarter.

•	Motor fuel gross margin increased slightly to 4.91¢ per litre in Canada from 4.83¢ per litre during the same period last year. In our U.S. operations, the motor fuel gross margin was 14.30¢US per gallon compared with 11.78¢US per gallon during the same period last year. (Including Circle K, the motor fuel gross margin in the U.S. would have been 16.61¢US per gallon for the 24-week period ended October 12, 2003, and for the 12 months ended October 10, 2004 and October 12, 2003, the motor fuel gross margins would have been 13.25¢US and 15.04¢US per gallon respectively).

Operating, selling, administrative and general expenses were up by $426.1 million or 137.5% over the first half of the previous year. This increase is mainly due to the acquisitions of the Circle K and Clark stores.

Depreciation and amortization of fixed and other assets increased by 97.5% or $23.0 million to $46.6 million. This increase is primarily due to the acquisitions of Circle K and Clark stores, and store renovations.

Operating income (earnings before financial expenses and income taxes) for the first half of this year more than doubled to $197.9 million, an increase of $119.0 million or 150.8% over the $78.9 million earned in same period of the previous year. This increase is primarily attributable to the results of Circle K.

Financial expenses totalled $17.3 million, up by $10.6 million over the same period of the prior year, due to the higher borrowings to finance the Circle K acquisition. The financial expenses were reduced by a $5.5 million favourable benefit from the interest rate swaps entered into in March 2004. (See “Liquidity and Capital Resources”).

Income taxes increased by $40.5 million to $63.2 million. This increase is primarily attributable to the increase in pre-tax earnings and a greater portion of pre-tax income coming from our U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $117.4 million or $1.17 per share ($1.14 on a diluted basis), compared with $49.5 million or $0.58 per share ($0.57 on a diluted basis).

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated from operations and borrowings under our revolving credit facilities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

As of October 10, 2004 our debt was $667.8 million (of which $438.2 million consisted of 7½% Senior Subordinated Notes due 2013 (the Notes), $218.7 million consisted of borrowings under our senior credit facility and $10.9 million consisted of other long-term debt). In March 2004, the Company entered into interest rate swap agreements with three banks under which the Company will incur interest on the Notes at a rate of LIBOR plus an aggregate average interest rate factor of 2.95%. The interest rate will be reset every six months over the term of the agreements. Based on the Company’s policy, it designates each derivative financial instrument as a hedge against a recognized loan instrument. The swap agreements, which expire on December 15, 2013, provide that after December 15, 2008 each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if after that date, without payment of a termination fee. In addition, parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right were exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap.

Capital Expenditures. Capital expenditures are planned for the installation of POS systems, including scanning, at the Circle K company operated stores that do not currently have this technology, the implementation of our Store 2000 Concept at certain stores, new stores including a small number of existing stores, and the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations. In connection with the Circle K acquisition, we expect to make certain capital improvements of up to US$18.6 million at the Circle K stores, expecting to begin in fiscal year 2005 until December 2008 in connection with the settlement of litigation brought against Circle K under the Americans with Disabilities Act. We expect to fund this commitment with cash flows generated from operations.

Over the past number of years, the Company has expended funds for maintaining the stores to operating standards, renovated certain stores with our new Store 2000 Concept, opened new stores and invested in small acquisitions. The Company has funded these expenditures from cash flows from operating activities. We believe that we will be able to continue to fund future expenditures of this nature from cash flows from operating activities. Major acquisitions will be financed through a combination of debt and equity.

Credit Facilities. We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers’ acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility. As of October 10, 2004, the facilities are undrawn, except for letters of credit of approximately $1.1 million and US$9.1 million.

Virtually all the assets of the Company secure our senior credit facility. The Company must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement limits the business acquisitions that the Company may take part in and restricts the Company from payment of dividends. Also, the amount of fixed assets that the Company may acquire could be limited by the credit agreement if certain financial ratios are not met. As well, the indenture governing the subordinated debt also contains certain restrictions, including the achievement of a financial ratio, on our ability to incur additional debt, pay dividends or make other restricted payments and enter into certain transactions.

Principal cash flows for the first two quarters of fiscal 2005

Cash Flows from Operating Activities. Cash provided from operating activities was $84.1 million for the 12-week period ended October 10, 2004, compared with cash provided from operating activities of $66.5 million for the same period last year. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of assets and future income taxes amounted to $87.7 million (or $0.87 per share), an increase of $47.0 million or 115.5% over the $40.7 million generated during the same period last year.

Cash provided from operating activities increased by $79.5 million to $185.3 million for the 24-week period ended October 10, 2004. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of assets and future income taxes for the 24-week period ended October 10, 2004 amounted to $177.6 million (or $1.77 per share), an increase of $106.6 million or 150.1% over the $71.0 million for the same period last year.

Cash Flow used in Investing Activities. Net cash used in the 12-week period ended October 10, 2004 amounted to $35.8 million including a $2.3 million deposit in respect to the purchase of 20 stores in Arizona which closed on November 3, 2004. Capital expenditures for the 12-week period ended October 10, 2004 amounted to $43.3 million compared to $21.4 million for the same period last year. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems, and expenditures related to gasoline facilities to comply with regulatory requirements. Net cash used in the same period last year, amounting to $57.1 million, included the $45.0 million for the purchase of 43 Clark stores on September 4, 2003. Proceeds on disposal of fixed and other assets and sale and leaseback transactions amounted to $13.1 million in the second quarter this year. In the second quarter of the prior year, the Company received $9.6 million proceeds on the sale and leaseback of 16 stores.

Net cash used in investing activities in the 24-week period ending October 10, 2004 amounted to $65.9 million, including $69.8 million for investment in fixed assets. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems and expenditure related to gasoline facilities to comply with regulatory requirements. Net cash used in the same period last year amounting to $65.1 million included the $45.0 million for the purchase of 43 Clark stores on September 4, 2003. Proceeds on disposal of fixed and other assets and sale and leaseback transactions amounted to $15.1 million in the first half of this year. In the same period of the prior year, the Company received $22.1 million proceeds on the sale and leaseback of 28 stores. Under these arrangements, the properties were leased back to us for a primary term of 20 years with several renewal periods.

Cash Flows from Financing Activities. Cash used in financing activities was $2.7 million for the 12-week period ended October 10, 2004 including repayment of long-term debt of $4.0 million, offset by $1.1 million cash received from the issue of shares on exercise of stock options.

Cash generated from financing activities amounted to $6.3 million for the 24-week period ended October 10, 2004 including $11.1 million cash received from issuance of shares in respect of stock options exercised, reduced by $5.0 million payment of scheduled debt repayments. In the same period last year, net cash used was $35.8 million including repayments of debt of $60.5 million offset by increased debt of $23.8 million.

Financial position as at October 10, 2004

As at October 10, 2004, total assets reached $2.30 billion, compared with $2.25 billion as at April 25, 2004. Cash and cash equivalents amounted $317.7 million at October 10, 2004, an increase of $108.4 million from $209.3 million at April 25, 2004. Interest-bearing debt totalled $667.8 million at the end of the second quarter, down from $730.5 million at the close of the previous fiscal year. Shareholders’ equity amounted to $839.9 million, an increase of 12.8%. The net interest-bearing debt to total capitalization ratio stood at 29%, versus 41% as at April 25, 2004.

Critical Accounting Policies and Estimates: (updated from our 2004 Annual Report)

Effective April 26, 2004, the beginning of our fiscal year ended April 24, 2005, we adopted two new accounting polices as set out below.

Asset Retirement Obligations. On April 26, 2004, the Company retroactively adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair-value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. (See Note 2 to the consolidated financial statements for the 24-week period ended October 10, 2004).

Stock-based Compensation. On April 26, 2004, the Company adopted, retroactively, without restating prior periods, the amended provisions of CICA Handbook Section 3870 in respect of stock-based compensation and other stock-based payments, which now require that the fair value based method be applied to awards granted to employees after April 28, 2002. The estimated fair value of each stock option award under the Company’s stock option plan is estimated on the date of the award using the Black-Scholes option-pricing model. The cost of the fair value of the stock options is amortized on a straight-line basis over the related vesting periods. (See Note 2 to the consolidated financial statements for the 24-week period ended October 10, 2004).

Outlook

We believe we will achieve significant growth in the second half of this year. Our priorities are still the integration of Circle K and to gradually improve the product mix and food service offering in its stores. We will also further innovate to maintain an effective differentiation strategy and implement it network-wide. We continue to focus on seeking expansion opportunities, especially in our U.S. markets which offer highly promising potential. We are maintaining the development objectives we announced for 2004-2005, which are to open more than 70 stores and 75 QSRs and to reconfigure 300 sites to the Store 2000 Concept.

CONSOLIDATED EARNINGS
(in millions of Canadian dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10, 2004	October 12, 2003	October 10, 2004	October 12, 2003

	$	$	$	$
Revenues	2,393.1	937.5	4,884.2	1,818.4
Cost of sales	1,920.7	726.8	3,903.7	1,406.0

Gross profit	472.4	210.7	980.5	412.4

Operating, selling, administrative and general expenses	361.5	156.8	736.0	309.9
Depreciation and amortization of fixed and other assets	23.9	12.1	46.6	23.6

	385.4	168.9	782.6	333.5

Operating income	87.0	41.8	197.9	78.9
Financial expenses	8.6	3.1	17.3	6.7

Earnings before income taxes	78.4	38.7	180.6	72.2
Income taxes	27.4	12.1	63.2	22.7

Net earnings	51.0	26.6	117.4	49.5

Earnings per share (Note 4)
Basic	0.51	0.31	1.17	0.58
Diluted	0.49	0.30	1.14	0.57
Weighted number of shares (in thousands)	100,770	84,764	100,516	84,715
Number of shares - diluted (in thousands)	103,061	87,776	102,917	87,524
Number of shares outstanding at period end (in thousands)	100,821	84,764	100,821	84,764

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of Canadian dollars, unaudited)

For the 24-week periods ended	October 10, 2004	October 12, 2003

	$	$
Balance at the beginning, as previously reported	1.2	1.2
Restatement for the fair value of options granted in prior years (Note 2)	3.2	—

Restated balance, beginning of period	4.4	1.2
Stock-based compensation cost	1.1	—
Fair value of options exercised	(0.1)	—

Balance at the end	5.4	1.2

CONSOLIDATED RETAINED EARNINGS
(in millions of Canadian dollars, unaudited)

For the 24-week periods ended	October 10, 2004	October 12, 2003

	$	$
Balance at the beginning, as previously reported	260.9	183.5
Prior year’s adjustment to reflect change in accounting for asset
retirement obligations (Note 2)	(2.5)	(2.0)
Restatement for stock-based compensation cost (Note 2)	(3.2)	—

Restated balance, beginning of period	255.2	181.5
Net earnings	117.4	49.5

Balance at the end	372.6	231.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10, 2004	October 12, 2003	October 10, 2004	October 12, 2003

	$	$	$	$
Operating activities
Net earnings	51.0	26.6	117.4	49.5
Non-cash items
Depreciation and amortization	23.3	11.7	41.4	22.9
Loss on disposal of fixed assets and other assets	1.7	0.7	1.6	0.9
Future income taxes	11.7	1.7	17.2	(2.3)

	87.7	40.7	177.6	71.0
Deferred revenues	3.0	—	6.7	—
Provision for site restoration costs	0.2	(0.4)	1.5	(0.7)
Others	(1.0)	—	(3.1)	0.1
Changes in working capital items	(5.8)	26.2	2.6	35.4

Cash flows from operating activities	84.1	66.5	185.3	105.8

Investing activities
Business acquisition	—	(45.0)	—	(45.0)
Deposit on business acquisition	(2.3)	—	(2.3)	—
Liabilities assumed on business acquisition	(0.2)	—	(4.8)	—
Fixed assets	(43.3)	(21.4)	(69.8)	(41.3)
Proceeds from sale and leaseback transactions	2.4	9.6	2.4	22.1
Disposal of fixed assets and other assets	10.7	0.3	12.7	0.3
Goodwill and other assets	(3.1)	(0.6)	(4.1)	(1.2)

Cash flows from investing activities	(35.8)	(57.1)	(65.9)	(65.1)

Financing activities
Bank indebtedness	—	(18.3)	—	—
Long-term debt	0.2	8.8	0.2	23.8
Repayment of long-term debt	(4.0)	(28.3)	(5.0)	(60.5)
Share issue	1.1	—	11.1	0.9

Cash flows from financing activities	(2.7)	(37.8)	6.3	(35.8)

Effect of exchange rate fluctuations on cash and
cash equivalents	(10.2)	—	(17.3)	—

Net increase (decrease) in cash and cash equivalents	35.4	(28.4)	108.4	4.9
Cash and cash equivalents at the beginning	282.3	81.7	209.3	48.4

Cash and cash equivalents at the end	317.7	53.3	317.7	53.3

Supplemental information:
Interest paid	2.3	2.9	19.8	6.5
Income taxes paid	32.0	3.3	73.9	4.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	As at October 10, 2004 (unaudited)	As at April 25, 2004

	$	$
Assets
Current assets
Cash and cash equivalents	317.7	209.3
Accounts receivable	162.8	128.5
Inventories	362.0	374.8
Prepaid expenses	18.8	16.4
Future income taxes	23.0	26.9

	884.3	755.9
Fixed assets	858.3	916.0
Trademarks, licenses and permits	215.0	214.5
Goodwill	272.4	278.9
Deferred charges	39.9	43.8
Other assets	14.1	9.5
Future income taxes	18.0	35.6

	2,302.0	2,254.2

Liabilities
Current liabilities
Accounts payable	687.0	659.8
Income taxes payable	12.6	36.5
Future income taxes	0.3	—
Instalments on long-term debt	7.1	6.0

	707.0	702.3
Long-term debt	660.7	724.5
Deferred revenues and other liabilities	65.7	59.7
Future income taxes	28.7	23.1

	1,462.1	1,509.6

Shareholders’ equity
Capital stock	496.9	485.7
Contributed surplus	5.4	1.2
Retained earnings	372.6	258.4
Cumulative translation adjustments	(35.0)	(0.7)

	839.9	744.6

	2,302.0	2,254.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2004 Annual Report (the “2004 Annual Report”). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2. CHANGES IN ACCOUNTING POLICIES

Adopted effective April 26, 2004

Asset Retirement Obligations

Since the beginning of the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard, Handbook section 3110, “Asset Retirement Obligations”. Under the new standard, the fair value of the future retirement costs of underground motor fuel storage tanks are recorded as liabilities on a discounted basis when they are incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The initial capitalized costs are amortized over the useful life of the corresponding fixed assets. The total undiscounted amount of the estimated cash flows required to settle the obligation has been discounted using the Company’s credit-adjusted risk-free rate of 10%.

The new standard has been applied retroactively and financial statements of the prior period have been restated. The impact of this change as of April 25, 2004 resulted in an increase of $17.5 of fixed assets, an increase in asset retirement obligations of $21.6, a net future income tax asset of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2.

For the 12 and 24-week periods ended October 10, 2004, the impact on earnings before income taxes is a decrease of $0.8 and $1.4 respectively. For the 12 and 24-week periods ended October 12, 2003, the impact on earnings before income taxes is a decrease of $0.1 and $0.2 respectively.

Stock-based compensation costs and other stock-based payments

Since the beginning of the year, the Company adopted retroactively, without restating prior periods, the amended recommendations of the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. These standards define a fair value based method of accounting and establish that compensation costs must be measured at the grant date of the award based on the fair value based method and recognized in earnings over the related service period. These amendments require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value.

Prior to the current fiscal year, the Company did not adopt the fair value based method of accounting for its awards granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

The impact of the retroactive application, without restating prior periods, is presented as follows:

Fair value of options granted from April 29, 2002 to April 25, 2004 applied to retained earnings	$3.2
Fair value of options exercised from April 29, 2002 to April 25, 2004 relating to the above option grants	—

$3.2

As at October 10, 2004, 4,349,400 (6,073,500 as at October 12, 2003) stock options for the purchase of Class “B” subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until June 14, 2014 at an exercise price varying from $4.77 to $24.12. Two series of stock options totalling 70,000 stock options at exercise prices of $22.93 and $23.16 were granted during the first quarter. No stock options were granted during the current quarter.

The cost of the fair value of stock options granted since April 29, 2002 is amortized on a straight-line basis over the vesting period of the stock options. For the 12 and 24-week periods ended October 10, 2004, the stock-based compensation costs decreased earnings before income taxes by $0.5 and $1.1 respectively.

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

•	Risk-free interest rate ranging from 4.77 to 4.82%;

•	expected life of 8 years;

•	expected volatility of 35%;

•	no dividend payment.

The average fair value of stock options granted since the beginning of the year is $11.53 ($6.27 as at October 12, 2003). A description of the Company’s stock-based compensation plan is included in Note 18 of the 2004 Annual Report.

Adopted effective January 30, 2004

Recording of certain considerations received by a vendor

On January 30, 2004, the Company adopted both early and retroactively the recommendations of the Emerging Issues Committee of the CICA on the Abstract 144 (“EIC-144“) which specifies the accounting methods to be applied to certain considerations received from a vendor. A detailed description of this recommendation is included in Note 2 of the 2004 Annual Report.

For the 12-week period ended October 10, 2004, the application of EIC-144 resulted in a decrease in cost of goods sold of $1.1 ($0.8 as of October 12, 2003), an increase in future income taxes of $0.4 ($0.3 as of October 12, 2003) and an increase in net earnings of $0.7 ($0.5 as of October 12, 2003).

For the 24-week period ended October 10, 2004, the application of EIC-144 resulted in a decrease in cost of goods sold of $0.3 (increase of $0.8 as of October 12, 2003), an increase in future income taxes of $0.1 (decrease of $0.2 as of October 12, 2003) and an increase in net earnings of $0.2 (decrease of $0.6 as of October 12, 2003).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the first quarter, the Company recorded an adjustment to the preliminary allocation of the purchase price related to the acquisition of The Circle K Corporation on December 17, 2003. A description of the acquisition along with the preliminary allocation of the purchase price is included in Note 4 of the 2004 Annual Report. This adjustment resulted in a net increase of $21.3 of trademarks, licenses and permits and a decrease in fixed assets by the same amount.

Adjustments to the allocation of the purchase price were established based on information available. The allocation of the purchase price is subject to change should new information become available.

4. EARNINGS PER SHARE

	12-week period ended October 10, 2004			12-week period ended October 12, 2003

	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$	$		$
Basic earnings attributable to class
“A” and “B” shareholders	51.0	100,770	0.51	26.6	84,764	0.31

Dilutive effect of stock-based
compensation		2,291	(0.02)		3,012	(0.01)

Diluted net earnings available for
class “A” and “B” shareholders	51.0	103,061	0.49	26.6	87,776	0.30

	24-week period ended October 10, 2004			24-week period ended October 12, 2003

	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$	$		$
Basic earnings attributable to class
“A” and “B” shareholders	117.4	100,516	1.17	49.5	84,715	0.58

Dilutive effect of stock-based
compensation		2,401	(0.03)		2,809	(0.01)

Diluted net earnings available for
class “A” and “B” shareholders	117.4	102,917	1.14	49.5	87,524	0.57

A total of 400,000 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 10, 2004. No stock options were excluded in the calculation for the corresponding periods ending October 12, 2003.

5. CAPITAL STOCK

As at October 10, 2004, the Company had 28,439,346 (28,548,824 as at October 12, 2003) outstanding Class “A” multiple voting shares each comprising 10 votes per share and 72,382,104 (56,215,088 as at October 12, 2003) outstanding Class “B” subordinate voting shares each comprising 1 vote per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

6. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 10, 2004, the Company’s total net pension expense included in consolidated earnings amounted to $1.4 and $2.7 respectively. For the 12 and 24-week periods ended October 12, 2003, the net expense amounted to $0.5 and $1.0 respectively. The Company’s pension plans are described in Note 20 of the 2004 Annual Report.

7. SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The Company operates convenience stores in Canada and in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended October 10, 2004			12-week period ended October 12, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	387.8	781.6	1,169.4	369.2	162.5	531.7

Motor fuel	202.8	1,020.9	1,223.7	163.7	242.1	405.8

	590.6	1,802.5	2,393.1	532.9	404.6	937.5

Gross Profit
Merchandise and services	131.0	258.4	389.4	121.9	53.4	175.3

Motor fuel	15.8	67.2	83.0	16.1	19.3	35.4

	146.8	325.6	472.4	138.0	72.7	210.7

Fixed assets and goodwill (a)	488.3	642.4	1,130.7	469.4	258.8	728.2

	24-week period ended October 10, 2004			24-week period ended October 12, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	779.1	1,617.9	2,397.0	745.3	316.2	1,061.5

Motor fuel	401.2	2,086.0	2,487.2	311.2	445.7	756.9

	1,180.3	3,703.9	4,884.2	1,056.5	761.9	1,818.4

Gross Profit
Merchandise and services	262.3	530.1	792.4	243.4	105.2	348.6

Motor fuel	32.7	155.4	188.1	30.2	33.6	63.8

	295.0	685.5	980.5	273.6	138.8	412.4

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

The Company is not dependent on one major customer as a revenue source.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

8. HURRICANES-FLORIDA

During the second quarter of this year, certain areas of the Company’s business in Florida experienced damages and losses resulting from 4 hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$17.5 in the aggregate. It is estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$5.0.

We expect to spend approximately US$16.0 to restore buildings and equipment, including approximately US$4.2 to restore buildings on leased properties. Amounts expended on properties owned by the Company and on equipment amounting to approximately US$11.8 will be recorded in fixed assets as incurred. Overall the Company expects to record a net gain representing the difference between the insurance settlements with the Company’s insurers and the carrying value of the owned and leased assets. No amount of the expected net gain will be recorded until the insurance claims have been settled and the proceeds have been received.

We estimate that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$2.0 for the second quarter and we estimate that there will be a pre-tax negative impact of US$1.5 on our third quarter results.

9. SUBSEQUENT EVENTS

Effective November 3, 2004, the Company acquired twenty sites in the Phoenix, Arizona area from Shell Oil Products US for a total cash consideration of US$31.8 excluding inventories. The acquisition was financed from the Company’s available cash.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

PRESS RELEASE
Couche-Tard pursues its growth in the second quarter
and achieves outstanding results

Net earnings increase by 92% and sales by 155%

Highlights for the second quarter ended October 10, 2004

•	Circle K integration plan on track, yielding synergies of US$18.7 million in the second quarter, for a total of US$41.4 million since the acquisition. Synergies are expected to exceed US$70.0 million in the current year operation.

•	Net earnings almost doubled to total $51.0 million or $0.49 per share on a diluted basis, up from $26.6 million or $0.30 per share on a diluted basis, reflecting mainly Circle K’s contribution and improved merchandise and service gross margins in the total network.

ATD.MV.A, ATD.SV.B / TSX

Laval, November 16, 2004 — Alimentation Couche-Tard Inc. (“Couche-Tard”) announces an excellent performance for its second quarter ended October 10, 2004. The period’s growth is mainly due to Circle K’s contribution for the full 12-week period — note that the acquisition closed on December 17, 2003, during the third quarter of last year. Adding to Circle K’s contribution, the Company’s Canadian markets and the American Midwest posted satisfactory internal growth.

“We are especially pleased with our second quarter growth considering that motor fuel gross margins declined during the period. They were down from the first quarter of fiscal year 2005 when margins were high, but also from the second quarter of the previous year, and the impact is more pronounced because of Circle K’s large motor fuel volumes. The decline was felt in all our markets, and particularly in the U.S. As we have mentioned every quarter since the Circle K acquisition, the motor fuel gross margin is subject to fluctuations, even though it turns out to be less volatile over a full 12-month period”, indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Mr. Bouchard added: “We are most satisfied with the progress of the Circle K integration. Several aspects are involved, such as restructuring store operation support services including communications networks as well as debit and credit card systems. Furthermore, the benchmarking process has now been implemented in all our divisions, and we have already initiated our comprehensive evaluation of the Circle K stores, which will continue over the next two to three years with the objective of determining each site’s optimization potential. I would also mention that we are currently reviewing the Circle K stores’ product mix, including food services, which is expected to improve merchandise and service gross margins. In this regard, further implementation of our differentiation strategy in our Canadian markets and the American Midwest helped improve our merchandise and service gross margins and offset the impact of the decline in motor fuel gross margins in the second quarter”.

1

Press Release — Alimentation Couche-Tard Inc. / 2

During the second quarter of this year, certain areas of the Company’s business in Florida experienced damages and losses resulting from 4 hurricanes. Losses, including damages relating to fixed assets and inventory spoilage are estimated to result in net claims in the amount of US$17.5 million in the aggregate. It is estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$5.0 million.

We expect to spend approximately US$16.0 million to restore buildings and equipment, including approximately US$4.2 million to restore buildings on leased properties. Amounts expended on properties owned by the Company and on equipment amounting to approximately US$11.8 million will be recorded in fixed assets as incurred. Overall the Company expects to record a net gain representing the difference between the insurance settlements with the Company’s insurers and the carrying value of the owned and leased assets. No amount of the expected net gain will be recorded until the insurance claims have been settled and the proceeds have been received.

We estimate that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$2.0 million for the second quarter and we estimate that there will be a pre-tax negative impact of US$1.5 million on our third quarter results.

We estimate that, ultimately, there will be no negative impact on our overall results on a cumulative basis.

Management’s discussion and analysis of operating results and financial position

Comparison of the 12-Week Periods Ended October 10, 2004 and October 12, 2003

Operating results

For the 12-week period ended October 10, 2004, Couche-Tard announces consolidated sales of $2.39 billion, compared with $937.5 million for the quarter ended October 12, 2003, an increase of 155.3% or $1.46 billion, including $1.34 billion from Circle K. The Company recorded 75.3% of its sales in the U.S., up from 43.2% in the second quarter of the previous year.

•	In the United States, sales totalled $1.80 billion, including $781.6 million in merchandise and service sales and $1.02 billion in motor fuel sales. The increase of $1.40 billion over the prior period reflects the $1.34 billion in sales from Circle K and the internal growth achieved in the Midwest. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 11.0% compared with the second quarter last year, reflecting mainly the improvements made to the product mix in the Midwest. Growth of average motor fuel volume per store (excluding Circle K) was also 11.0% compared with the quarter ended October 12, 2003. It should be noted that the price per gallon of motor fuel at the pump averaged US$1.86 for the second quarter this year, compared with US$1.29 for the same quarter last year.

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•	In Canada, sales amounted to $590.6 million, an increase of 10.8% or $57.7 million, of which $18.6 million or 32.2% was generated from merchandise and services, particularly in the high-margin categories including food services. Growth of average merchandise sales per store was 2.9%. All three Canadian markets contributed to the overall growth, which is especially satisfactory considering that summer weather conditions were rather unfavorable. Growth of average motor fuel volume per store was 7.0% compared with the second quarter of the previous year. The price per litre of motor fuel at the pump averaged 76.5¢ per litre for the second quarter of fiscal 2005, compared with 68.7¢ per litre for the same quarter in fiscal 2004.

Gross profit for the quarter more than doubled to reach $472.4 million, an increase of 124.2% or $261.7 million mainly due to higher sales, especially with Circle K’s contribution.

•	Consolidated merchandise and service gross margin further improved to reach 33.3%, up from 33.0% in the second quarter this year. The gross margin in Canada increased sharply to 33.8%, compared with 33.0% for the same period last year. This improvement is due to a combination of better purchasing conditions and the benefits of the differentiation strategy focused on higher margins. In the U.S., the gross margin grew to 33.1%, up slightly by 0.2% over the second quarter of the previous year. This gross margin is expected to further improve as the product mix at Circle K stores is gradually optimized in the coming periods.

•	Motor fuel gross margin declined to 4.63¢ per litre in Canada, down by 9.6% from 5.12¢ per litre in the second quarter of last year. Motor fuel gross margin in the U.S. stood at 12.44¢US per gallon, down from 12.81¢US per gallon. (Including Circle K, the motor fuel gross margin in the U.S. for the second quarter of last year would have been 16.81¢US per gallon).

Operating, selling, administrative and general expenses were up by $204.7 million or 130.5% over the second quarter of the previous year. This increase reflects primarily the major expansion of the network, notably with the Circle K stores.

Depreciation and amortization of fixed and other assets grew by 97.5% to $23.9 million. This increase is mainly due to the Circle K acquisition, the Clark stores and store renovations.

Operating income (earnings before financial expenses and income taxes) more than doubled to $87.0 million during the quarter, up 108.1%, an increase of $45.2 million over the same period of the prior year.

Financial expenses totalled $8.6 million, up by $5.5 million over the second quarter of last year, due to the higher borrowings to finance the Circle K acquisition.

Income taxes increased by $15.3 million to $27.4 million. This increase is primarily due to the higher pre-tax earnings and a greater portion of pre-tax income coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $51.0 million or $0.51 per share ($0.49 on a diluted basis), compared with $26.6 million or $0.31 per share ($0.30 on a diluted basis), an increase of 91.7%.

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Principal cash flows in the second quarter

Cash flows from operating activities totalled $84.1 million, compared with $66.5 million for the same quarter of the previous year, an increase of $17.6 million or 26.5%. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of assets and future income taxes amounted to $87.7 million or $0.87 per share during the second quarter of this year, up by 115.5% or $47.0 million over $40.7 million for the second quarter of last year.

Cash flows used in investing activities for the second quarter was at $35.8 million, compared with $57.1 million for the corresponding period of the previous year. This decline in investments can be explained by the fact that in September 2003, Couche-Tard had invested $45.0 million to acquire 43Clark stores. Investments in fixed assets amounted to $43.3 million in the second quarter of fiscal 2005, compared with $21.4 million for the same quarter of fiscal 2004. These funds were used primarily to open four stores and seven quick store restaurants (QSRs), for a total of 248 restaurants throughout the North American network, as well as reconfiguring 10 stores to the Store 2000 Concept, for a total of 1,114 in North America and improvements to existing stores, store equipment, information systems and expenditures on gasoline facilities to comply with regulatory requirements. Cash generated from proceeds on disposal of fixed assets and other assets and sale and leaseback transactions amounted to $13.1 million in the second quarter compared to $9.9 million in the same period of the previous year.

Cash flows from financing activities were negative at $2.7 million. During the quarter, the Company repaid $4.0 million in long-term debt offset by $1.1 million cash received on the issuance of shares in respect of stock options exercised.

Cash and cash equivalents totalled $317.7 million as at October 10, 2004, compared with $209.3 million as at April 25, 2004 and $53.3 million as at October 12, 2003.

Comparison of the 24-Week Periods Ended October 10, 2004 and October 12, 2003

Operating results

For the 24-week period ended October 10, 2004, Couche-Tard achieved consolidated sales of $4.88 billion, compared with $1.82 billion for the first half of last year, an increase of 168.6% or $3.06 billion, including $2.75 billion from Circle K. The Company recorded 75.8% of its sales in the U.S., compared with 41.9% in the first six months of last year.

•	In the United States, sales totalled $3.70 billion, including $1.62 billion in merchandise and services and $2.08 billion in motor fuel. The increase in sales of $2.94 billion reflects the $2.75 billion in sales from Circle K and the internal growth achieved in the Midwest. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 10.0%, and growth of average motor fuel volume per store (excluding Circle K) was 8.7%. The price per gallon of motor fuel at the pump averaged US$1.89 for the first half of this year, compared with US$1.24 for the first half of last year.

•	In Canada, sales reached $1.18 billion, an increase of 11.7% or $123.8 million, of which $33.8 million or 27.3% was generated from merchandise and services, particularly in the high-margin categories including food services. Growth of average merchandise sales per store was 2.1%, while growth of average motor fuel volume per store was 5.7%. The price per gallon of motor fuel at the pump averaged 77.8¢ per litre for the first half, compared with 66.2¢ per litre for the same six months last year.

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Gross profit more than doubled to reach $980.5 million, up by 137.8% or $568.1 million over the first half of last year. This increase is due mainly to higher sales, especially with Circle K’s contribution.

•	Consolidated merchandise and service gross margin was 33.1%, compared with 32.8% for the first half of last year. The gross margin in Canada at 33.7% was up 1.0% from 32.7% for the same six months of the previous year. This improvement is due to a combination of better purchasing conditions and the benefits of the differentiation strategy. The gross margin in the U.S. was 32.8%, down from 33.3% in the first half of last year reflecting the lower margins of Circle K and Clark stores. This margin is expected to improve as the product mix at Circle K stores is gradually optimized.

•	Motor fuel gross margin increased by 1.7% in Canada, from 4.83¢ per litre in the first half of last year to 4.91¢ per litre. Motor fuel gross margin in the U.S. totalled 14.30¢US per gallon, up from 11.78¢US per gallon. (Including Circle K, the motor fuel gross margin in the U.S. for the first half of the previous year would have been 16.61¢US per gallon and 13.25¢US per gallon for the 12 months ended October 10, 2004 and 15.04¢US per gallon for the 12 months ended October 12, 2003).

Operating selling, administrative and general expenses were up by $426.1 million or 137.5% over the first half of last year. This increase reflects primarily the major expansion of the network, notably with the Circle K stores.

Depreciation and amortization of fixed and other assets stood at $46.6 million. This increase of 97.5% is mainly due to the Circle K acquisition, the Clark stores and store renovations.

Operating income (earnings before financial expenses and income taxes) for the first half of this year more than doubled to $197.9 million, an increase of $119.0 million or 150.8% over the $78.9 million earned in same period of the previous year. This increase is primarily attributable to the results of Circle K.

Financial expenses amounted to $17.3 million, up by $10.6 million over the first six months of last year, due to the higher borrowings to finance the Circle K acquisition.

Income taxes increased by $40.5 million to $63.2 million. This increase is primarily due to higher pre-tax earnings and a greater portion of pre-tax coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings totalled $117.4 million or $1.17 per share ($1.14 on a diluted basis), up by 137.2% over $49.5 million or $0.58 per share ($0.57 on a diluted basis).

Principal cash flows in the first half

Cash flows from operating activities totalled $185.3 million, compared with $105.8 million for the comparable period of the previous year, an increase of $79.5 million or 75.1%. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of assets and future income taxes amounted to $177.6 million or $1.77 per share for the first half of this year, up by 150.1% or $106.6 million over $71.0 million the first half of last year.

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Cash flows used in investing activities for the first half was $65.9 million, compared with $65.1 million for the corresponding period of the previous year. Investments in fixed assets amounted to $69.8 million in the first half of fiscal year 2005, compared with $41.3 million for the same period of last year. These funds were used primarily to open 16 stores and twelve QSRs, as well as to reconfigure 46 stores to the Store 2000 Concept and on improvements to existing stores, store equipment, information systems and expenditures on gasoline facilities to comply with regulatory requirements. Cash generated from proceeds on disposal of fixed assets and sale and leaseback transactions amounted to $15.1 million in the first half of this year compared to $22.4 million in the same period of the previous year.

Cash flows from financing activities totalled $6.3 million, compared with negative cash flows of $35.8 million for the same period of the previous year. During the first half, the Company repaid a total of $5.0 million in long-term debt, while cash of $11.1 million was received from the issuance of shares in respect of stock options exercised.

Cash and cash equivalents totalled $317.7 million as at October 10, 2004, compared with $209.3 million as at April 25, 2004 and $53.3 million as at October 12, 2003.

Financial position as at October 10, 2004

Total assets amounted to $2.30 billion as at October 10, 2004, up from $2.25 billion as at April 25, 2004. Interest-bearing debt totalled $667.8 million at the close of the first half, down by $62.7 million from $730.5 million as at April 25, 2004. Shareholders’ equity grew by 12.8% to $839.9 million. The net interest-bearing debt to total capitalization ratio improved to 29% from 41% as at April 25, 2004.

Outlook

“We are confident we will achieve significant growth in the second half of this year. Our priorities are still the integration of Circle K and to gradually improve the product mix and food service offering in its stores. We will also further innovate to maintain an effective differentiation strategy and implement it network-wide. We continue to focus on seeking expansion opportunities, especially in our U.S. markets which offer highly promising potential. We are maintaining the development objectives we announced for 2004-2005, which are to open more than 70 stores and 75 QSRs and to reconfigure 300 sites to the Store 2000 Concept”, indicated Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,816 convenience stores, 3,008 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23American states. Some 34,000 people work at Couche-Tard’s executive offices and throughout the network.

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Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
info@couche-tard.qc.ca
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Conference call, November 16, 2004 at 2:30 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-814-4853 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, November 16, from 4:30 p.m. until Tuesday, November 23, midnight, by dialing 1-877-289-8525 access code: 21100056#. Members of the media and other interested parties are invited to listen in.

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CONSOLIDATED EARNINGS
(in millions of Canadian dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10, 2004	October 12, 2003	October 10, 2004	October 12, 2003

	$	$	$	$
Revenues	2,393.1	937.5	4,884.2	1,818.4
Cost of sales	1,920.7	726.8	3,903.7	1,406.0

Gross profit	472.4	210.7	980.5	412.4

Operating, selling, administrative and general expenses	361.5	156.8	736.0	309.9
Depreciation and amortization of fixed and other assets	23.9	12.1	46.6	23.6

	385.4	168.9	782.6	333.5

Operating income	87.0	41.8	197.9	78.9
Financial expenses	8.6	3.1	17.3	6.7

Earnings before income taxes	78.4	38.7	180.6	72.2
Income taxes	27.4	12.1	63.2	22.7

Net earnings	51.0	26.6	117.4	49.5

Earnings per share (Note 4)
Basic	0.51	0.31	1.17	0.58
Diluted	0.49	0.30	1.14	0.57
Weighted number of shares (in thousands)	100,770	84,764	100,516	84,715
Number of shares - diluted (in thousands)	103,061	87,776	102,917	87,524
Number of shares outstanding at period end (in thousands)	100,821	84,764	100,821	84,764

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of Canadian dollars, unaudited)

For the 24-week periods ended	October 10, 2004	October 12, 2003

	$	$
Balance at the beginning, as previously reported	1.2	1.2
Restatement for the fair value of options granted in prior years (Note 2)	3.2	—

Restated balance, beginning of period	4.4	1.2
Stock-based compensation cost	1.1	—
Fair value of options exercised	(0.1)	—

Balance at the end	5.4	1.2

CONSOLIDATED RETAINED EARNINGS
(in millions of Canadian dollars, unaudited)

For the 24-week periods ended	October 10, 2004	October 12, 2003

	$	$
Balance at the beginning, as previously reported	260.9	183.5
Prior year’s adjustment to reflect change in accounting for asset
retirement obligations (Note 2)	(2.5)	(2.0)
Restatement for stock-based compensation cost (Note 2)	(3.2)	—

Restated balance, beginning of period	255.2	181.5
Net earnings	117.4	49.5

Balance at the end	372.6	231.0

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10, 2004	October 12, 2003	October 10, 2004	October 12, 2003

	$	$	$	$
Operating activities
Net earnings	51.0	26.6	117.4	49.5
Non-cash items
Depreciation and amortization	23.3	11.7	41.4	22.9
Loss on disposal of fixed assets and other assets	1.7	0.7	1.6	0.9
Future income taxes	11.7	1.7	17.2	(2.3)

	87.7	40.7	177.6	71.0
Deferred revenues	3.0	—	6.7	—
Provision for site restoration costs	0.2	(0.4)	1.5	(0.7)
Others	(1.0)	—	(3.1)	0.1
Changes in working capital items	(5.8)	26.2	2.6	35.4

Cash flows from operating activities	84.1	66.5	185.3	105.8

Investing activities
Business acquisition	—	(45.0)	—	(45.0)
Deposit on business acquisition	(2.3)	—	(2.3)	—
Liabilities assumed on business acquisition	(0.2)	—	(4.8)	—
Fixed assets	(43.3)	(21.4)	(69.8)	(41.3)
Proceeds from sale and leaseback transactions	2.4	9.6	2.4	22.1
Disposal of fixed assets and other assets	10.7	0.3	12.7	0.3
Goodwill and other assets	(3.1)	(0.6)	(4.1)	(1.2)

Cash flows from investing activities	(35.8)	(57.1)	(65.9)	(65.1)

Financing activities
Bank indebtedness	—	(18.3)	—	—
Long-term debt	0.2	8.8	0.2	23.8
Repayment of long-term debt	(4.0)	(28.3)	(5.0)	(60.5)
Share issue	1.1	—	11.1	0.9

Cash flows from financing activities	(2.7)	(37.8)	6.3	(35.8)

Effect of exchange rate fluctuations on cash and
cash equivalents	(10.2)	—	(17.3)	—

Net increase (decrease) in cash and cash equivalents	35.4	(28.4)	108.4	4.9
Cash and cash equivalents at the beginning	282.3	81.7	209.3	48.4

Cash and cash equivalents at the end	317.7	53.3	317.7	53.3

Supplemental information:
Interest paid	2.3	2.9	19.8	6.5
Income taxes paid	32.0	3.3	73.9	4.1

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	As at October 10, 2004 (unaudited)	As at April 25, 2004

	$	$
Assets
Current assets
Cash and cash equivalents	317.7	209.3
Accounts receivable	162.8	128.5
Inventories	362.0	374.8
Prepaid expenses	18.8	16.4
Future income taxes	23.0	26.9

	884.3	755.9
Fixed assets	858.3	916.0
Trademarks, licenses and permits	215.0	214.5
Goodwill	272.4	278.9
Deferred charges	39.9	43.8
Other assets	14.1	9.5
Future income taxes	18.0	35.6

	2,302.0	2,254.2

Liabilities
Current liabilities
Accounts payable	687.0	659.8
Income taxes payable	12.6	36.5
Future income taxes	0.3	—
Instalments on long-term debt	7.1	6.0

	707.0	702.3
Long-term debt	660.7	724.5
Deferred revenues and other liabilities	65.7	59.7
Future income taxes	28.7	23.1

	1,462.1	1,509.6

Shareholders’ equity
Capital stock	496.9	485.7
Contributed surplus	5.4	1.2
Retained earnings	372.6	258.4
Cumulative translation adjustments	(35.0)	(0.7)

	839.9	744.6

	2,302.0	2,254.2

The accompanying notes are an integral part of the consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2004 Annual Report (the “2004 Annual Report”). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2. CHANGES IN ACCOUNTING POLICIES

Adopted effective April 26, 2004

Asset Retirement Obligations

Since the beginning of the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard, Handbook section 3110, “Asset Retirement Obligations”. Under the new standard, the fair value of the future retirement costs of underground motor fuel storage tanks are recorded as liabilities on a discounted basis when they are incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The initial capitalized costs are amortized over the useful life of the corresponding fixed assets. The total undiscounted amount of the estimated cash flows required to settle the obligation has been discounted using the Company’s credit-adjusted risk-free rate of 10%.

The new standard has been applied retroactively and financial statements of the prior period have been restated. The impact of this change as of April 25, 2004 resulted in an increase of $17.5 of fixed assets, an increase in asset retirement obligations of $21.6, a net future income tax asset of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2.

For the 12 and 24-week periods ended October 10, 2004, the impact on earnings before income taxes is a decrease of $0.8 and $1.4 respectively. For the 12 and 24-week periods ended October 12, 2003, the impact on earnings before income taxes is a decrease of $0.1 and $0.2 respectively.

Stock-based compensation costs and other stock-based payments

Since the beginning of the year, the Company adopted retroactively, without restating prior periods, the amended recommendations of the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. These standards define a fair value based method of accounting and establish that compensation costs must be measured at the grant date of the award based on the fair value based method and recognized in earnings over the related service period. These amendments require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value.

Prior to the current fiscal year, the Company did not adopt the fair value based method of accounting for its awards granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

The impact of the retroactive application, without restating prior periods, is presented as follows:

Fair value of options granted from April 29, 2002 to April 25, 2004 applied to retained earnings	$3.2
Fair value of options exercised from April 29, 2002 to April 25, 2004 relating to the above option grants	—

$3.2

As at October 10, 2004, 4,349,400 (6,073,500 as at October 12, 2003) stock options for the purchase of Class “B” subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until June 14, 2014 at an exercise price varying from $4.77 to $24.12. Two series of stock options totalling 70,000 stock options at exercise prices of $22.93 and $23.16 were granted during the first quarter. No stock options were granted during the current quarter.

The cost of the fair value of stock options granted since April 29, 2002 is amortized on a straight-line basis over the vesting period of the stock options. For the 12 and 24-week periods ended October 10, 2004, the stock-based compensation costs decreased earnings before income taxes by $0.5 and $1.1 respectively.

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

•	Risk-free interest rate ranging from 4.77 to 4.82%;

•	expected life of 8 years;

•	expected volatility of 35%;

•	no dividend payment.

The average fair value of stock options granted since the beginning of the year is $11.53 ($6.27 as at October 12, 2003). A description of the Company’s stock-based compensation plan is included in Note 18 of the 2004 Annual Report.

Adopted effective January 30, 2004

Recording of certain considerations received by a vendor

On January 30, 2004, the Company adopted both early and retroactively the recommendations of the Emerging Issues Committee of the CICA on the Abstract 144 (“EIC-144“) which specifies the accounting methods to be applied to certain considerations received from a vendor. A detailed description of this recommendation is included in Note 2 of the 2004 Annual Report.

For the 12-week period ended October 10, 2004, the application of EIC-144 resulted in a decrease in cost of goods sold of $1.1 ($0.8 as of October 12, 2003), an increase in future income taxes of $0.4 ($0.3 as of October 12, 2003) and an increase in net earnings of $0.7 ($0.5 as of October 12, 2003).

For the 24-week period ended October 10, 2004, the application of EIC-144 resulted in a decrease in cost of goods sold of $0.3 (increase of $0.8 as of October 12, 2003), an increase in future income taxes of $0.1 (decrease of $0.2 as of October 12, 2003) and an increase in net earnings of $0.2 (decrease of $0.6 as of October 12, 2003).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the first quarter, the Company recorded an adjustment to the preliminary allocation of the purchase price related to the acquisition of The Circle K Corporation on December 17, 2003. A description of the acquisition along with the preliminary allocation of the purchase price is included in Note 4 of the 2004 Annual Report. This adjustment resulted in a net increase of $21.3 of trademarks, licenses and permits and a decrease in fixed assets by the same amount.

Adjustments to the allocation of the purchase price were established based on information available. The allocation of the purchase price is subject to change should new information become available.

4. EARNINGS PER SHARE

	12-week period ended October 10, 2004			12-week period ended October 12, 2003

	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$	$		$
Basic earnings attributable to class
“A” and “B” shareholders	51.0	100,770	0.51	26.6	84,764	0.31

Dilutive effect of stock-based
compensation		2,291	(0.02)		3,012	(0.01)

Diluted net earnings available for
class “A” and “B” shareholders	51.0	103,061	0.49	26.6	87,776	0.30

	24-week period ended October 10, 2004			24-week period ended October 12, 2003

	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$	$		$
Basic earnings attributable to class
“A” and “B” shareholders	117.4	100,516	1.17	49.5	84,715	0.58

Dilutive effect of stock-based
compensation		2,401	(0.03)		2,809	(0.01)

Diluted net earnings available for
class “A” and “B” shareholders	117.4	102,917	1.14	49.5	87,524	0.57

A total of 400,000 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 10, 2004. No stock options were excluded in the calculation for the corresponding periods ending October 12, 2003.

5. CAPITAL STOCK

As at October 10, 2004, the Company had 28,439,346 (28,548,824 as at October 12, 2003) outstanding Class “A” multiple voting shares each comprising 10 votes per share and 72,382,104 (56,215,088 as at October 12, 2003) outstanding Class “B” subordinate voting shares each comprising 1 vote per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

6. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 10, 2004, the Company’s total net pension expense included in consolidated earnings amounted to $1.4 and $2.7 respectively. For the 12 and 24-week periods ended October 12, 2003, the net expense amounted to $0.5 and $1.0 respectively. The Company’s pension plans are described in Note 20 of the 2004 Annual Report.

7. SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The Company operates convenience stores in Canada and in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended October 10, 2004			12-week period ended October 12, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	387.8	781.6	1,169.4	369.2	162.5	531.7

Motor fuel	202.8	1,020.9	1,223.7	163.7	242.1	405.8

	590.6	1,802.5	2,393.1	532.9	404.6	937.5

Gross Profit
Merchandise and services	131.0	258.4	389.4	121.9	53.4	175.3

Motor fuel	15.8	67.2	83.0	16.1	19.3	35.4

	146.8	325.6	472.4	138.0	72.7	210.7

Fixed assets and goodwill (a)	488.3	642.4	1,130.7	469.4	258.8	728.2

	24-week period ended October 10, 2004			24-week period ended October 12, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	779.1	1,617.9	2,397.0	745.3	316.2	1,061.5

Motor fuel	401.2	2,086.0	2,487.2	311.2	445.7	756.9

	1,180.3	3,703.9	4,884.2	1,056.5	761.9	1,818.4

Gross Profit
Merchandise and services	262.3	530.1	792.4	243.4	105.2	348.6

Motor fuel	32.7	155.4	188.1	30.2	33.6	63.8

	295.0	685.5	980.5	273.6	138.8	412.4

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

The Company is not dependent on one major customer as a revenue source.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

8. HURRICANES-FLORIDA

During the second quarter of this year, certain areas of the Company’s business in Florida experienced damages and losses resulting from 4 hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$17.5 in the aggregate. It is estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$5.0.

We expect to spend approximately US$16.0 to restore buildings and equipment, including approximately US$4.2 to restore buildings on leased properties. Amounts expended on properties owned by the Company and on equipment amounting to approximately US$11.8 will be recorded in fixed assets as incurred. Overall the Company expects to record a net gain representing the difference between the insurance settlements with the Company’s insurers and the carrying value of the owned and leased assets. No amount of the expected net gain will be recorded until the insurance claims have been settled and the proceeds have been received.

We estimate that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$2.0 for the second quarter and we estimate that there will be a pre-tax negative impact of US$1.5 on our third quarter results.

9. SUBSEQUENT EVENTS

Effective November 3, 2004, the Company acquired twenty sites in the Phoenix, Arizona area from Shell Oil Products US for a total cash consideration of US$31.8 excluding inventories. The acquisition was financed from the Company’s available cash.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

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